Exhibit 99.1
STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2011
FINANCIAL AND OPERATING RESULTS.
ATHENS, GREECE, August 25, 2011. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2011.
Second Quarter 2011 Results:
•	Voyage revenues for the three months ended June 30, 2011, amounted to $31.4 million, an increase of $4.5 million, or 16.7%, compared to voyage revenues of $26.9 million for the three months ended June 30, 2010.
•	Voyage and operating expenses for the three months ended June 30, 2011 were $5.3 million and $9.9 million respectively, compared to $3.5 million and $9.3 million for the three months ended June 30, 2010. The increase of voyage expenses was due primarily to the increased level of fleet operational utilization during the quarter under spot voyage charters.
•	The net loss for the three months ended June 30, 2011 was $3.6 million or $(0.17) per share, a decrease of $7.7 million, from net income of $4.1 million or $0.19 per share for the three months ended June 30, 2010.
•	Excluding all non-cash items described below, for the three months ended June 30, 2011 adjusted net income was $3.4 million, or $0.16 per share, an increase of $1.5 million or 78.9% from adjusted net income of $1.9 million, or $0.09 per share for the three months ended June 30, 2010. A reconciliation of adjusted net income is set forth below.
•	For the three months ended June 30, 2011 the Company had a $0.3 million unrealized non-cash loss on interest rate swap arrangements and foreign currency hedging arrangements, a $1.0 million non-cash loss due to exchange rate movements on foreign currency deposits, and a $2.6 million non-cash impairment loss on vessel held for sale as well as a $3.1 million loss on sale of vessels. This compares to an unrealized non-cash profit on interest rate swap arrangements and foreign currency hedging arrangements of $1.2 million and a gain on the sale of vessels of $1.0 million for the three months ended June 30, 2010. For the second quarter 2011, the Company had a $1.3 million realized cash loss on interest rate swap arrangements compared to a realized cash loss of $1.4 million for the same quarter last year.
•	EBITDA for the three months ended June 30, 2011 amounted to $5.3 million, a decrease of $6.9 million from EBITDA of $12.2 million for the three months ended June 30, 2010. A reconciliation of EBITDA to Net Income and to Net Cash Provided by Operating Activities is set forth below.
An average of 38.7 vessels were owned by the Company in the three months ended June 30, 2011, earning an average time-charter equivalent rate of approximately $7,457 per day as compared to 37.6 vessels, earning an average time-charter equivalent rate of $6,948 per day for the same period of 2010.

Six Months 2011 Results
•	Voyage revenues for the six months ended June 30, 2011, amounted to $61.9 million an increase of $6.3 million, or 11.3%, from voyage revenues of $55.6 million for the six months ended June 30, 2010.
•	Voyage expenses for the six months ended June 30, 2011 amounted to $8.9 million, an increase of $2.1 million, or 30.9%, from $6.8 million for the six months ended June 30, 2010. Operating expenses for the six months ended June 30, 2011 amounted to $20.4 million, an increase of $2.0 million, or 10.9%, from operating expenses of $18.4 million for the six months ended June 30, 2010.
•	The net loss for the six months ended June 30, 2011 was $2.1 million or $(0.10) per share, a decrease of $7.9 million, from net income of $5.8 million, or $0.26 per share, for the six months ended June 30, 2010.
•	Excluding all non-cash items described below, for the six months ended June 30, 2011 adjusted net income was $6.2 million, or $0.29 per share, an increase of $1.1 million or 21.6% from adjusted net income of $5.1 million, or $0.23 per share for the six months ended June 30, 2010. A reconciliation of adjusted net income is set forth below.
•	For the six months ended June 30, 2011 the Company had a $1.1 million unrealized non-cash loss on interest rate swap arrangements and foreign currency hedging arrangements, and a $1.5 million non-cash loss due to exchange rate movements on foreign currency deposits, a $2.6 million impairment loss on vessel held for sale and a $3.1 million loss on sale of vessels compared to an unrealized non-cash loss on interest rate swap arrangements and foreign currency hedging arrangements of $0.3 million and a gain of $1.0 million on the sale of vessels in the same period of 2010. In addition the Company had a $2.8 million realized cash loss on interest rate swap arrangements for the first six months of 2011 compared to a realized cash loss of $3.2 million for the six months ended June 30, 2010.
•	EBITDA for the six months ended June 30, 2011 amounted to $15.8 million, a decrease of $6.3 million, or 28.5%, from $22.1 million for the six months ended June 30, 2010. A reconciliation of EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.
An average of 38.5 vessels were owned by the Company in the six months ended June 30, 2011, earning an average time-charter equivalent rate of approximately $7,726 per day as compared to 39.3 vessels, earning an average time-charter equivalent rate of $7,006 per day for the same period in 2010.
CEO Harry Vafias commented
For the three months ended June 30, 2011 we reported record revenue figure for the second quarter in a row. We continue to generate positive income from operations and aside from the effect of vessel sales, our operations are improving compared to last year, as the LPG market has strengthened. As of the date of this press release, we have successfully concluded the sale of four older LPG carriers and have taken delivery of two newbuilding LPG carriers. With the scheduled addition of three more newbuilding LPG carriers over the next year our leading position in the LPG handysize segment will strengthen and we will possess a younger and operationally more efficient fleet. Our healthy balance sheet and our improved cash position allow us to be optimistic for the future. We have increased the period coverage for our fleet to 75% for the remainder of 2011 and almost 50% for 2012, thus securing to a large extent our revenue stream. I am also pleased to announce that under our Share Repurchase Plan that was adopted in 2010 during the current month we made purchases of approximately 350,000 shares. Since the adoption of the plan we have repurchased approximately 1.6 million shares.
Conference Call details:
On August 25, 2011 at 11:00 am EDT, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 966 9439 (US Toll Free Dial In) or 0800 694 0257 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial +1 631 510 7498 (US Toll Dial In), or +44 (0)1452 555 566 (Standard International Dial In). Please quote “91489582”.
A telephonic replay of the conference call will be available until August 31, 2011 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 91489582#
Slides and audio webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 32 LPG carriers with a total capacity of 148,097 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker. The company has also entered into agreements to acquire three new building LPG carriers with expected delivery from August 2011 through May 2012. Once these acquisitions are completed, STEALTHGAS INC ‘s fleet will be composed of 35 LPG carriers with a total capacity of 168,097 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC ‘s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com
Company Contact:
Konstantinos Sistovaris
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: sistovaris@stealthgas.com
Fleet Data:
The following key indicators highlight the Company’s operating performance during the second quarters ended June 30, 2010 and June 30, 2011.

FLEET DATA	Q2 2010	Q2 2011
Average number of vessels (1)	37.6	38.7
Period end number of vessels in fleet	37	37
Total calendar days for fleet (2)	3,418	3,525
Total voyage days for fleet (3)	3,361	3,496
Fleet utilization (4)	98.3%	99.2%
Total charter days for fleet (5)	2,454	2,491
Total spot market days for fleet (6)	907	1,005
Fleet operational utilization (7)	87.1%	87.5%

AVERAGE DAILY RESULTS	Q2 2010	Q2 2011
Time Charter Equivalent — TCE (8)	$6,948	$7,457
Vessel operating expenses (9)	2,715	2,796
Management fees	365	358
General and administrative expenses	235	213
Total operating expenses (10)	2,950	3,009
The following key indicators highlight the Company’s operating performance during the six months ended June 30, 2010 and June 30, 2011.

FLEET DATA	6M 2010	6M 2011
Average number of vessels (1)	39.3	38.5
Period end number of vessels in fleet	37	37
Total calendar days for fleet (2)	7,108	6,977
Total voyage days for fleet (3)	6,976	6,859
Fleet utilization (4)	98.1%	98.3%
Total charter days for fleet (5)	5,214	5,269
Total spot market days for fleet (6)	1,762	1,590
Fleet operational utilization (7)	86.6%	90.1%

AVERAGE DAILY RESULTS	6M 2010	6M 2011
Time Charter Equivalent — TCE (8)	$7,006	$7,726
Vessel operating expenses (9)	2,593	2,919
Management fees	362	366
General and administrative expenses	202	190
Total operating expenses (10)	2,794	3,109

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
9) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
10) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
Reconciliation of EBITDA, Adjusted Net Income and Adjusted earnings per share:
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA, Adjusted net Income and adjusted earnings per share are not items recognised by the United States generally accepted accounting principles and should not be considered as an alternative to net income or cash flow from operations or any other measure required by USGAAP. Our calculation of EBITDA and Adjusted net income may not be comparable to that reported by other companies in the shipping or other industries.
EBITDA, Adjusted net income and Adjusted earnings per share are included herein because they are a basis upon which we assess our financial performance, assist in comparability of our performance from period to period and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

EBITDA reconciliation for the second quarters ended June 30, 2010 and June 30, 2011:

(figures in US $)	Q2 2010	Q2 2011
Net Cash Provided By Operating Activities	$3,445,145	$7,689,070
Net (decrease) in current assets, excluding cash	(728,526)	(877,987)
Net decrease in current liabilities, excluding short-term portion of long term debt.	5,828,150	3,472,061
Non-cash exchange difference	—	(1,038,384)
Impairment loss	—	(2,571,088)
Interest income	(138,078)	(31,439)
Interest and finance costs	1,817,459	2,152,161
Amortization of finance fees	(224,367)	(90,808)
Gain / (Loss) on sale of vessel	1,037,606	(3,077,157)
Share based compensation	(46,426)	—
Change in fair value of derivatives	1,230,261	(300,303)
EBITDA	$12,221,224	$5,326,126

(figures in US $)	Q2 2010	Q2 2011
Net Income / (Loss)	$4,145,699	$(3,623,235)
Plus interest and finance costs	1,817,459	2,152,161
Less Interest income	(138,078)	(31,439)
Plus Depreciation	6,396,144	6,828,639
EBITDA	$12,221,224	$5,326,126
EBITDA reconciliation for the six months ended June 30, 2010 and June 30, 2011:

(figures in US $)	6M 2010	6M 2011
Net Cash Provided By Operating Activities	$21,527,520	$16,149,983
Net increase in current assets, excluding cash	1,886,517	1,020,499
Net (increase)/decrease in current liabilities, excluding short-term portion of long term debt.	(4,900,998)	2,957,999
Non-cash exchange difference	—	(1,508,005)
Impairment loss	—	(2,571,088)
Gain / (Loss) on sale of vessels	960,696	(3,077,157)
Interest income	(205,655)	(35,959)
Interest and finance costs	3,604,625	4,159,093
Amortization of finance fees	(334,158)	(203,482)
Share based compensation	(95,011)	(4,071)
Change in fair value of derivatives	(303,959)	(1,071,760)
EBITDA	$22,139,577	$15,816,052

(figures in US $)	6M 2010	6M 2011
Net Income / (Loss)	$5,759,846	$(2,096,742)
Plus interest and finance costs	3,604,625	4,159,093
Less Interest income	(205,655)	(35,959)
Plus depreciation	12,980,761	13,789,660
EBITDA	$22,139,577	$15,816,052

Reconciliation of Adjusted Net Income for the second quarters ended June 30, 2010 and June 30, 2011:

(figures in US $, except for share amounts)	Q2 2010	Q2 2011
Net Income / (Loss)	$4,145,699	$(3,623,235)
Change in fair value of derivatives	(1,230,261)	300,303
(Gain)/Loss on sale of vessels	(1,037,606)	3,077,157
Impairment loss	—	2,571,088
Non-cash exchange difference	—	1,038,384
Adjusted Net Income	$1,877,831	$3,363,697
Weighted average number of shares, basic and diluted	21,763,071	21,104,214
Earnings/(Loss) per share	0.19	(0.17)
Adjusted Earnings per share	0.09	0.16
Reconciliation of Adjusted Net Income for the six months ended June 30, 2010 and June 30, 2011:

(figures in US $, except for share amounts)	6M 2010	6M 2011
Net Income / (Loss)	$5,759,846	$(2,096,742)
Change in fair value of derivatives	303,959	1,071,760
(Gain)/Loss on sale of vessels	(960,696)	3,077,157
Impairment loss	—	2,571,088
Non-cash exchange difference	—	1,508,005
Adjusted Net Income	$5,103,109	$6,131,268
Weighted average number of shares, basic and diluted	22,018,437	21,101,448
Earnings/(Loss) per share	0.26	(0.10)
Adjusted Earnings per share	0.23	0.29

StealthGas Inc.
Unaudited Statements of Operations
(Expressed in United States Dollars)

	Quarters Ended June 30,
	2010	2011

Revenues
Voyage revenues	26,870,374	31,366,161

Expenses
Voyage expenses	3,516,708	5,296,192
Vessels’ operating expenses	9,279,071	9,856,447
Dry-docking costs	609,676	545,143
Management fees	1,246,565	1,263,405
General and administrative expenses	803,951	751,241
Depreciation	6,396,144	6,828,639
Impairment loss	—	2,571,088
Net (gain)/loss on sale of vessels	(1,037,606)	3,077,157

Total expenses	20,814,509	30,189,312

Income from operations	6,055,865	1,176,849

Other income and (expenses)
Interest and finance costs	(1,817,459)	(2,152,161)
Change in fair value of derivatives	(200,980)	(1,551,937)
Interest income	138,078	31,439
Foreign exchange loss	(29,805)	(1,127,425)

Other income, net	(1,910,166)	(4,800,084)

Net Income/(Loss)	4,145,699	(3,623,235)

Earnings/(Loss) per share
- Basic	0.19	(0.17)

- Diluted	0.19	(0.17)

Weighted average number of shares
-Basic	21,748,423	21,104,214

-Diluted	21,763,071	21,104,214

StealthGas Inc.
Unaudited Statements of Operations
(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2010	2011

Revenues
Voyage revenues	55,627,065	61,903,801

Expenses
Voyage expenses	6,756,444	8,910,043
Vessels’ operating expenses	18,430,219	20,363,753
Dry-docking costs	1,747,636	1,726,517
Management fees	2,573,120	2,551,390
General and administrative expenses	1,432,610	1,324,753
Depreciation	12,980,761	13,789,660
Impairment loss	—	2,571,088
Net (gain)/loss on sale of vessels	(960,696)	3,077,157

Total expenses	42,960,094	54,314,361

Income from operations	12,666,971	7,589,440

Other income and (expenses)
Interest and finance costs	(3,604,625)	(4,159,093)
Change in fair value of derivatives	(3,464,426)	(3,888,205)
Interest income	205,655	35,959
Foreign exchange loss	(43,729)	(1,674,843)

Other expenses, net	(6,907,125)	(9,686,182)

Net Income/(Loss)	5,759,846	(2,096,742)

Earnings/(Loss) per share
- Basic	0.26	(0.10)

- Diluted	0.26	(0.10)

Weighted average number of shares
-Basic	22,007,297	21,101,448

-Diluted	22,018,437	21,101,448

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,	June 30,
	2010	2011

Assets
Current assets
Cash and cash equivalents	29,797,095	42,511,755
Trade and other receivables	2,414,008	2,370,131
Claims receivable	396,395	168,825
Inventories	1,840,092	3,318,455
Advances and prepayments	777,126	391,183
Restricted cash	4,495,198	4,526,519
Vessel held for sale	—	5,266,771
Fair value of derivatives	5,407,633	3,720,234

Total current assets	45,127,547	62,273,873

Non current assets
Advances for vessels under construction	37,273,199	23,018,181
Vessels, net	603,065,011	601,378,917
Other receivables	42,572	1,118
Restricted cash	1,550,000	1,550,000
Deferred finance charges, net of accumulated amortization of $978,574 and $1,182,056	1,318,070	1,824,588

Total non current assets	643,248,852	627,772,804

Total assets	688,376,399	690,046,677

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	9,515,372	9,243,437
Trade accounts payable	4,761,389	6,472,412
Other accrued liabilities	5,433,594	4,988,649
Customer deposits	285,000	—
Deferred income	2,754,630	1,489,988
Other current liability	2,687,500	—
Current portion of long-term debt	34,831,548	33,278,710
Current portion of long-term debt associated with vessel held for sale	—	1,120,000

Total current liabilities	60,269,033	56,593,196

Non current liabilities
Fair value of derivatives	11,602,213	10,748,486
Long-term debt	310,254,401	318,308,826

Total non current liabilities	321,856,614	329,057,312

Total liabilities	382,125,647	385,650,508

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 21,104,881 issued and 21,104,214 shares outstanding with a par value of $0.01 per share	211,042	211,042
Additional paid-in capital	277,986,270	277,990,341
Retained earnings	28,508,349	26,411,607
Accumulated other comprehensive (loss)	(454,909)	(216,821)

Total stockholders’ equity	306,250,752	304,396,169

Total liabilities and stockholders’ equity	688,376,399	690,046,677

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Six Month Periods Ended
	June 30,
	2010	2011

Cash flows from operating activities
Net income/(loss) for the period	5,759,846	(2,096,742)

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	13,314,919	13,993,142
Unrealized exchange differences	—	1,508,005
Share based compensation	95,011	4,071
Change in fair value of derivatives	303,959	1,071,760
Impairment loss	—	2,571,088
(Gain)/loss on sale of vessels	(960,696)	3,077,157

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,055,785)	85,331
Claims receivable	(185,018)	(13,410)
Inventories	(394,386)	(1,478,363)
Advances and prepayments	(251,328)	385,943
Increase/(decrease) in
Payable to related party	9,804,769	(271,935)
Trade accounts payable	487,343	1,711,023
Other accrued liabilities	(1,185,249)	(444,945)
Other current liability	(2,687,500)	(2,687,500)
Deferred income	(1,518,365)	(1,264,642)

Net cash provided by operating activities	21,527,520	16,149,983

Cash flows from investing activities
Insurance proceeds	628,036	240,980
Acquisitions and advances for vessel under construction	(241,411)	(28,503,758)
Proceeds from sale of vessels, net	37,100,894	19,740,194
Decrease/(increase) in restricted cash account	450,879	(31,321)

Net cash provided by/(used in) investing activities	37,938,398	(8,553,905)

Cash flows from financing activities
Stock repurchase	(6,280,327)	—
Deferred finance charges	—	(710,000)
Customer deposits paid	(1,056,953)	(285,000)
Loan repayment	(29,920,347)	(25,278,413)
Proceeds from long-term debt	—	32,900,000

Net cash provided by/(used in) financing activities	(37,257,627)	6,626,587

Effect of exchange rate changes on cash	462,995	(1,508,005)

Net (decrease)/increase in cash and cash equivalents	22,671,286	12,714,660
Cash and cash equivalents at beginning of year	44,076,339	29,797,095

Cash and cash equivalents at end of period	66,747,625	42,511,755